FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2007

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – BC FORM 53-901F, Material Change Report,

➢

Lund Gold Ltd. – News Release Dated March 12, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

            (Registrant)

Date:      April 5, 2007

By:         “J.G. Stewart”

 James G. Stewart

Its:        Secretary

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

April 5, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“J.G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

March 12, 2007

Item 3.

Press Release

March 12, 2007, Vancouver, B.C.

Item 4.

Summary of Material Change

Announcement of Non-Brokered Private Placement and Update on the Carneirinho Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 13rh day of March, 2007.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@lund.com

March 12, 2007	Trading Symbol: TSX Venture – LGD Web Site: www.lundgold.com

LUND ARRANGES NON-BROKERED PRIVATE PLACEMENT TO FUND EXPLORATION WORK AND ACQUIRES ADDITIONAL INTEREST IN THE CARNEIRINHO PROPERTY

Lund Gold Ltd. (TSX-V: LGD) is pleased to report that it has arranged, subject to regulatory approval, a non-brokered private placement of 12,000,000 units of Lund at price of $0.25 per unit to generate proceeds of $3,000,000 that will be used primarily to fund the next phase of work on its Carneirinho Property in Tapajós region of north central Brazil.  Each unit will consist of one share of Lund and one half of a non-transferable share purchase warrant, each whole warrant entitling the purchase of an additional share of Lund at a price of $0.40 per share for a period of two years following the date of closing.

In conjunction with this placement, Lund has agreed, subject to regulatory approval, to acquire from Oromin Explorations Ltd. (“Oromin”) all of Oromin’s interest in the Carneirinho Property. Lund and Oromin currently hold an option to each acquire a 50% interest in the Carneirinho Property.  As consideration for the acquisition, Lund will issue to Oromin 1,197,906 common shares of Lund at deemed price of $0.31 per share (being the weighted average price for Lund’s shares for the last twenty trading days).  The value of these shares ($371,351) equals the amount that Oromin has spent on exploration and development of the Carneirinho Property.

The Tapajós region is generally regarded as the premier epithermal gold district in Brazil and the Carneirinho Property lies approximately 30 kilometres northwest of the Tocantinzinho Property currently being explored by Brazauro Resources Corp.  The consolidation of a 100% option interest is the next step in Lund’s strategic plan to focus on developing mineral resource assets.

Lund plans to resume exploration at Carneirinho as soon as crews can be mobilized after completion of this private placement.  The initial phase of the 2007 exploration program will include detailed in fill soil geochemical sampling, hand trenching and preliminary diamond drilling at the coincident geophysical-geochemical anomalies identified during the 2006 exploration program.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE